Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Nevada tour highlights growth potential

at Bald Mountain and Round Mountain

Toronto, Ontario – June 29, 2016 – In advance of an analyst tour of its Bald Mountain and Round Mountain mines in Nevada on June 29 and 30, Kinross Gold (TSX: K; NYSE: KGC) provided an update on development plans and exploration activities at both operations.

Highlights:

•	Bald Mountain
o	Kinross believes it can substantially increase the site’s current mineral reserve estimate and extend estimated life of mine by developing two sets of deposits in the near-term.
o	2016 exploration budget increased by 50% to US$9 million, as promising results reaffirm Kinross’ confidence in the site’s significant upside potential.

•	Round Mountain
o	The Process Solution Management (PSM) heap leach program is expected to produce approximately 200,000 - 230,000 Au eq. oz. over life of mine at a low cost of $200 - $400 per Au eq. oz., which includes production cost of sales and capital expenditures.
o	The completion of the Phase W expansion scoping study adds approximately 2.4 million Au oz. to the Company’s estimated inferred mineral resource[1].

Bald Mountain update

Near-term upside potential

Since acquiring Bald Mountain approximately six months ago, developing the mine’s upside potential continues to be a top priority for the Company. Kinross is now focused on developing two sets of deposits that can substantially increase the current 1.1 million Au oz. mineral reserve estimate2 and extend estimated life of mine.

The first set of deposits, the Vantage Complex3, is well-drilled and located in the 100% Kinross-owned South area of the property. The Company plans to conduct a modest infill and metallurgical drilling program to potentially convert a significant portion of the Vantage Complex’s current estimated measured and indicated mineral resources of approximately 600 Au koz. and estimated inferred mineral resources of approximately 125 Au koz. to estimated mineral reserves in the first quarter of 2017. Studies have also commenced regarding heap leach and carbon-in-column infrastructure for the deposit. There are more than 1,200 pre-existing drill holes at the Vantage Complex, which was last mined in 1996.

At the second set of deposits, the Saga and Duke3 pits, located in the 100% Kinross-owned North area of the property, the Company plans to conduct additional drilling to potentially convert a significant portion of the deposits’ current estimated measured and indicated mineral resources of approximately 550 Au koz. and estimated inferred mineral resources of approximately 76 Au koz. to estimated mineral reserves by year-end 2016. A drilling program was recently completed at the Saga pit, where the vast majority of the ounces are located, and is expected to improve its economics. Recently mined from 2007 - 2011, Saga is a well-understood deposit with approximately 470 Au koz. of estimated measured and indicated mineral resources2 situated within the current permitted area of the site. Mine plan optimization and exploration work completed at Saga has been promising and indicates potential for improved value and mineral resource growth compared with prior expectations.

1 See “Phase W scoping study” section regarding incremental additions to Round Mountain’s mineral resource estimates, which were calculated using a $1,400/oz. gold price assumption.

2 For more information regarding Kinross’ 2015 mineral reserve and mineral resource estimates, please refer to the Company’s Annual Mineral Reserve and Mineral Resource Statement as at December 31, 2015 contained in its Annual Information Form filed March 30, 2016, which is also available at www.kinross.com.

3 Although work is ongoing at the two deposits, there can be no assurance that the actual work will permit the conversion of mineral resources to mineral reserves. The figures noted regarding the two deposits are estimates based on Kinross’ work completed to date and the programs expected to be completed and constitute forward-looking statements. Key assumptions of potential future mineral reserves are based on a gold price of US$1,200/oz. and cut-off grade of 0.2 g/t.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

The current mine plan conservatively assumes an approximate 30% conversion of Bald Mountain’s current estimated mineral resources to mineral reserves upon receipt of permits and completion of modest infill drilling at the Vantage Complex and additional drilling at Saga. Kinross anticipates that completion of the proposed drill programs will provide sufficient information to declare new mineral reserve estimates at year-end 2016 for Saga and Duke and at Q1 2017 for the Vantage Complex.

The permitting process to allow expansion of exploration and mining activities is entering its final days of completion with no substantive issues remaining. The permit covers the expanded mine plan, numerous under-explored pits (including the Vantage Complex and Yankee, another promising target in the South area), and provides significant flexibility for future growth, such as allowing for extensive heap leach capacity.

Exploration and long-term upside potential

Exploration at Bald Mountain continues to progress well, with initial results reaffirming the Company’s confidence in the site’s significant upside potential. Kinross has increased Bald Mountain’s 2016 exploration budget to US$9 million, from the previous US$6 million, to focus on the Vantage Complex, Saga and Duke, and other promising targets aimed at increasing the mine’s estimated resource base and converting a substantial portion of the mine’s estimated mineral resources to mineral reserves.

Located in Nevada, one of the world’s most attractive mining jurisdictions, and along the Carlin Trend, one of the world’s most prolific gold producing regions, Bald Mountain offers multiple opportunities to add to its mineral reserve estimates and transform it into a long-life mine in Kinross’ portfolio.

Kinross is taking a renewed approach to exploration at Bald Mountain by drilling deeper and testing for both intrusion-related and Carlin-type mineralization. Kinross has now identified more than 20 target areas believed to have high potential, the majority of which are located on 100%-owned Kinross property. Several known deposits are also open in multiple directions and are relatively under-explored.

The exploration team currently has three rigs on site, and has completed approximately 15,000 metres of reverse circulation and core drilling since the close of the acquisition. The majority of exploration activity continues to be focused in the North area of the property at the Saga, Top and Redbird pits and is expected to turn to the South area at the end of the third quarter. In 2016, the team is also considering initiating surface exploration work such as geologic mapping and geochemical and geophysical surveys in the joint venture area of the property, with drilling expected to commence in 20174.

Operational update

As previously disclosed in Q1 2016, production at Bald Mountain will be lower than expected for the first half of 2016. While the Company expects improvements in the second half of the year, 2016 production and costs will be impacted by short-term integration issues, including a higher than anticipated level of stripping from the adopted mine plan, harsh winter conditions in Q1, and the replenishment of ADR plant inventory.

As the planned stripping campaign is completed this year, Kinross expects to almost double production for 2017 and 2018, compared with expected 2016 production, while reducing production costs, as mining will be focused in the optimal portion of the Top pit orebody. As full integration is completed, the Company is also exploring continuous improvement projects at Bald Mountain, including applying Round Mountain’s Process Solution Management program principles (see section below) to the mine’s heaps, while optimizing shift changes, blasting schedules and other areas to increase efficiency.

4 Subject to approval by the Kinross – Barrick JV committee.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Round Mountain update

Process Solution Management (PSM) program

At Round Mountain, the Company continues to realize benefits from the PSM program, a continuous improvement initiative aimed at enhancing heap leach performance. Launched at the end of 2014, PSM contributed more than 20,000 Au eq. oz. to the mine’s strong production performance in 2015, its best year since 2009.

The PSM program is expected to produce approximately 200,000 - 230,000 Au eq. oz. over life of mine at a low cost of approximately $200 - $400 per Au eq. oz., which includes production cost of sales and capital expenditures. Leaching is expected to continue until 2027 at Round Mountain, with milling forecast to end in 2022 and mining forecast to end in 2019.

Kinross continues to study options to both increase and accelerate recovery of high-margin PSM ounces at Round Mountain’s large heap leach pads, which have almost 800 million tonnes of ore stacked on two 450-foot high heaps. The PSM program, which began by creating models of the heaps to gain a better understanding of how to increase recovery and maximize cash flow, comprises three stages:

•	The first stage, started in 2014, includes adding new solution piping to increase solution grade and recovery, optimizing the flow of gold-loaded solution to the carbon columns (CIC), implementation of side-slope leaching to reach under-leached areas, re-grading areas of the heap, and implementation of a pH enhancement system.
•	The second stage, planned for 2016 and 2017, includes implementing improvements to the CIC and ADR plants to further increase recovery by reducing leach pad solution inventory.
•	For the third stage, the Company is examining additional opportunities to increase recovery, including implementing solution wells to increase solution flow to sections of the pad that are hard to reach.

Phase W scoping study5

Kinross recently completed a scoping study for a potential expansion called Phase W, a large zone of known mineralization that extends to the west of the main Round Mountain pit and is part of the same deposit that has been mined for the past 38 years. As a result of the scoping study, which included a rebuild and reinterpretation of the geological model of the Phase W deposit, Kinross has added approximately 98 million tonnes of estimated inferred resources at an average grade of 0.8 g/t, resulting in approximately 2.4 million Au oz.6 This estimated inferred mineral resource is an incremental addition to Round Mountain’s previously reported estimated mineral resources as at December 31, 2015, and exclusive of estimated mineral reserves2. Kinross is targeting infill and geostatistical drilling for the second half of 2016 with the goal of converting a portion of the new inferred mineral resource estimate to an indicated mineral resource by year-end 2016.

The Phase W scoping study focused primarily on 1.3 million Au oz. of this recent addition to the inferred mineral resource estimate and may potentially extend estimated mine life. Initial results of the study are encouraging and Kinross plans to continue studying options to optimize the Phase W mine plan and capital spend.

Kinross intends to include the additional inferred resources in an updated mineral resource and mineral reserve estimate for the Round Mountain property by year-end 2016.

5 A scoping study is preliminary in nature and is based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of the scoping study will be realized.

6 See Appendix 1 for additional information regarding incremental additions to Round Mountain’s mineral resource estimate.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Appendix 1:

Round Mountain Incremental Additions to Mineral Resource Estimate Notes

1.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2.	Mineral Resources are reported below the 31 December 2015 mined surface and are constrained using an optimized Lerchs-Grossman pit shell.
3.	The additional inferred mineral resource is entirely external to the resource shell for the previously reported Mineral Resources in Kinross’ Annual Information Form dated March 30, 2016.
4.	Mineral Resources are reported to cut-off grades ranging from 0.22 g/t to 0.41 g/t Au based on a gold price of US$1,400/oz.
5.	The above mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 “Standards of Disclosure for Mineral Projects".

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the heading, or headings containing the phrases "Near-term upside potential", "Exploration and long-term upside potential" and “Phase W scoping study", and include, without limitation, statements with respect to: our estimates, expectations, forecasts and guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; as well as references to other possible events, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, timing of the development of expansion development and mining activities, and permitting timelines. The words “anticipate”, “budget”, “develop”, “estimate”, “expect”, “exploration”, “focus”, “model”, “opportunity”, “optimize”, “option”, “plan”, ”potential”, “principle”, “priority”, “promising”, “scoping”, “study”, “target”, “trend”, and “upside”, that certain actions, events or results will affect, or will occur or result, and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the "Risk Analysis" section of our full year 2015 management's discussion and analysis and the "Risk Factors" section of our 2016 Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or its applicable subsidiary(ies).

The technical information about the Company’s mineral properties contained in this news release (other than exploration activities) has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

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